                      [Pulaski Financial Corp. Letterhead]


                                October 16, 2009

VIA EDGAR AND FACSIMILE

Mr. Christian Windsor
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

RE:  Form 10-K for the Fiscal Year Ended September 30, 2009
     File No. 000-24571

Dear Mr. Windsor:

         We have received your letter dated October 7, 2009 responding to our letter dated August 6, 2009. To facilitate your review of our response, we have repeated your comment followed by our response.

         Comment No. 1:

         We note your response to comment 6 in our letter dated July 24, 2009. In particular, we note the representation that the Annual Executive Bonus Program does not have specific terms that can be reduced to a written description. However, we note that you include a written description of the plan in the definitive proxy statement. To the extent that the Annual Executive Bonus Program is not set forth in a formal document and continues to represent a management compensation program in this or future fiscal years, please file a summary of that plan. Please refer to Item 601(b)(1)(iii)(A) of Regulation S-K.

         Response to Comment No. 1:

         This will confirm that the Annual Executive Bonus Program referenced in the Company's definitive proxy statement for its 2009 annual meeting of shareholders does not continue to represent a management compensation program of the Company. As a result of participating in the U.S. Department of the Treasury's Troubled Asset Relief Program, the Company currently is prohibited from paying any bonus to the five most highly compensated employees of the Company, as determined pursuant to applicable Treasury regulations. The Company is in the process of reevaluating its compensation practices as a consequence of the restrictions imposed on TARP participants. To the extent that the Company adopts a management compensation program in this or future fiscal years, the Company will file the plan or a summary of the plan as an exhibit to the appropriate report on Form 10-K or 10-Q.

Mr. Christian Windsor
October 16, 2009
Page 2


        Furthermore, the Company hereby acknowledges that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

        o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


        If you have any questions about our responses or require any additional information, please do not hesitate to call me at (314) 878-3523, extension 5101.

                                        Very truly yours,

                                        PULASKI FINANCIAL CORP.


                                        /s/ Gary W. Douglass
                                        --------------------------------------
                                        Gary W. Douglass
                                        President and Chief Executive Officer



cc:     Matt McNair, Securities and Exchange Commission
        Paul J. Milano, Chief Financial Officer, Pulaski Financial Corp. Aaron M. Kaslow, Kilpatrick Stockton LLP
        Scott A. Brown, Kilpatrick Stockton LLP